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                             May 1, 2023

       Matthew DiLiberto
       Chief Financial Officer
       SL GREEN REALTY CORP
       One Vanderbilt Avenue
       New York, NY 10017

                                                        Re: SL GREEN REALTY
CORP
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Filed February 17,
2023
                                                            File No. 001-13199
                                                            color:white;"_
                                                            SL Green Operating
Partnership, L.P.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Filed February 17,
2023
                                                            333-167793-02

       Dear Matthew DiLiberto:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to our comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       2022 Acquisitions, page 90

   1. We note your disclosure of the acquisition of 245 Park Avenue with a gross asset valuation of
approximately $2 billion. It does not appear that financial statements and related pro forma
financial information have ever been filed for this acquisition. Please clarify how you
considered Rule 3-14 and Article 11 of Regulation S-X in determining that such financial
statements and associated pro forma financial information are not required. Your response
should include your detailed calculations of significance.
                                                         Specifically, within
your significance calculation, please highlight how the assumed debt
 Matthew DiLiberto
SL GREEN REALTY CORP
May 1, 2023
Page 2
         secured by the acquired property factored into your calculation pursuant to the guidance in paragraph (b)(2)(ii) of Rule 3-14 of Regulation S-X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Howard Efron at (202) 551-3439 or Wilson Lee at (202) 551-3468 with any questions.



FirstName LastNameMatthew DiLiberto                           Sincerely,
Comapany NameSL GREEN REALTY CORP
                                                              Division of
Corporation Finance
May 1, 2023 Page 2                                            Office of Real
Estate & Construction
FirstName LastName